Exhibit 99.1

PUBLIC ANNOUNCEMENT FOR THE ATTENTION OF EQUITY SHAREHOLDERS/BENEFICIAL OWNERS OF EQUITY SHARES OF WIPRO LIMITED FOR THE BUYBACK OF EQUITY SHARES THROUGH TENDER OFFER UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUY BACK OF SECURITIES) REGULATIONS, 1998, AS AMENDED.     This Public Announcement (the “Public Announcement”) is being made pursuant to the provisions of Regulation 8(1) of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998, as amended (the “Buyback Regulations”) and contains the disclosures as specified in Part A of Schedule II to the Buyback Regulations.     OFFER FOR BUYBACK OF UP TO 34,37,50,000 (THIRTY FOUR CRORES THIRTY SEVEN LAKHS AND FIFTY THOUSAND) FULLY PAID UP EQUITY SHARES OF THE COMPANY OF FACE VALUE OF Rs. 2/- EACH (“EQUITY SHARES”) AT A PRICE OF Rs. 320/- PER EQUITY SHARE (RUPEES THREE HUNDRED AND TWENTY ONLY) ON A PROPORTIONATE BASIS THROUGH THE TENDER OFFER PROCESS.     Certain figures contained in this Public Announcement, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row.     1.    DETAILS OF THE BUYBACK OFFER AND OFFER PRICE 1.1    The board of directors of Wipro Limited (the “Company”) (the board of directors of the Company hereinafter referred to as the “Board”, which expression shall include any committee constituted and authorized by the Board to exercise its powers), at their meeting held on July 20, 2017 (the “Board Meeting”) has, subject to the receipt of approval of the shareholders of the Company by way of a special resolution through a postal ballot (including e-voting), pursuant to the provisions of Article 8.2 of the Articles of Association of the Company, Sections 68, 69 and 70 and all other applicable provisions, if any, of the Companies Act, 2013, as amended (the “CompaniesAct”), the Companies (Share Capital and Debentures) Rules, 2014, to the extent applicable, and in compliance with the Buyback Regulations and subject to such other approvals, permissions and sanctions as may be necessary and such conditions and modifications, if any, as may be prescribed or imposed by the appropriate authorities while granting such approvals, permissions and sanctions, which may be agreed by the Board, approved the buyback by the Company of up to 34,37,50,000 (Thirty Four Crores Thirty Seven Lakhs and Fifty Thousand) fully paid-up Equity Shares representing upto 7.06% of the total issued and paid-up Equity Share capital of the Company at a price of Rs. 320/- (Rupees Three Hundred and Twenty only) per Equity Share (the “Buyback Price”) payable in cash for an aggregate amount of up to Rs. 1,10,00,00,00,000 (Rupees Eleven Thousand Crores only) (“Buyback Size”), which is 23.15% of the aggregate of the fully paid-up equity share capital and free reserves as per the latest audited standalone balance sheet of the Company as on June 30, 2017, on a proportionate basis through the “tender offer” route as prescribed under the Buyback Regulations, from all of the shareholders of the Company who hold Equity Shares as of the Record Date (as defined below) (“Buyback”).     1.2    The shareholders of the Company approved the Buyback, by way of a special resolution, through postal ballot (including e-voting) pursuant to the postal ballot notice dated July 20, 2017 (the “Postal Ballot Notice”), the results of which were announced on August 30, 2017.     1.3    The Buyback Size does not include any expenses incurred or to be incurred for the Buyback such as brokerage, applicable taxes such as securities transaction tax, GST, stamp duty, filing fees payable to the Securities and Exchange Board of India (“SEBI”), advisors/legal fees, public announcement publication
expenses, printing and dispatch expenses and other incidental and related expenses, etc.     1.4    The Equity Shares are listed on the National Stock Exchange of India Limited (the “NSE”) and the BSE Limited (the “BSE”) (hereinafter together referred to as the “Stock Exchanges”). The Company’s American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts (“ADRs”), are traded in the U.S. on the New York Stock Exchange (the “NYSE”).     1.5    In addition to the regulations/statutes referred to in paragraph 1.1 above, the Buyback is also in accordance with the Companies (Management and Administration) Rules, 2014, to the extent applicable and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015. The Buyback shall be undertaken on a proportionate basis from the equity shareholders of the Company as on the Record Date (as defined below) (“Eligible Shareholders”) through the tender offer process prescribed under Regulation 4(1)(a) of the Buyback Regulations. Additionally, the Buyback shall be, subject to applicable laws, implemented by tendering of Equity Shares by Eligible Shareholders and settlement of the same through the stock exchange mechanism as specified by SEBI in its circular bearing reference number CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with the circular bearing reference number CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, as amended from time to time (“SEBI Circulars”). In this regard, the Company will request BSE and NSE to provide the acquisition window for facilitating tendering of Equity Shares under the Buyback. For the purposes of this Buyback, BSE will be the designated stock exchange.     1.6    Participation in the Buyback by Eligible Shareholders may trigger capital gains taxation in India and in their country of residence. The transaction of Buyback would also be chargeable to securities transaction tax in India. In due course, the Eligible Shareholders will receive a letter of offer, which will contain a more detailed note on taxation. However, in view of the particularized nature of tax consequences, the Eligible Shareholders are advised to consult their own legal, financial and tax advisors prior to participating in the Buyback.     1.7    A copy of this Public Announcement is available on the website of the Company at www.wipro.com and is expected to be available on the website of the SEBI at www.sebi.gov.in during the period of Buyback and on the websites of the Stock Exchanges at www.nseindia.com and www.bseindia.com, respectively. 2.    NECESSITY OF THE BUYBACK 2.1.    The Buyback is being undertaken by the Company to return surplus funds to its equity shareholders, which are over and above its ordinary capital requirements and in excess of any current investment plans, in an expedient, effective and cost efficient manner. The Buyback is being undertaken for the following reasons:     (i)    The Buyback will help the Company to distribute surplus cash to its shareholders holding Equity Shares broadly in proportion to their shareholding, thereby, enhancing the overall return to shareholders; (ii)    The Buyback, which is being implemented through the tender offer route as prescribed under the Buyback Regulations, would involve a reservation of up to 15% of the Buyback Size for small shareholders. The Company believes that this reservation of up to 15% for small shareholders would benefit a large number of the Company’s public shareholders, who would be classified as “small shareholders” (as defined below); (iii)    The Buyback would help in improving financial ratios like earnings per share and return on equity, by reducing the equity base of the Company; and (iv)    TheBuyback gives an option to the Eligible Shareholders to either (A) choose to participate in the Buyback and receive cash in lieu of their Equity Shares which are accepted under the Buyback, or (B) choose not to participate in the Buyback and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment. 3.    MAXIMUM NUMBER OF SECURITIES THAT THE COMPANY PROPOSES TO BUYBACK 3.1.    The Company proposes to buyback up to 34,37,50,000 (Thirty Four Crores Thirty Seven Lakhs and Fifty Thousand) Equity Shares of the face value of Rs. 2/- (Rupees Two only) each.     4.    BUYBACK PRICE AND BASIS OF DETERMINING THE PRICE OF THE BUYBACK 4.1.    The Equity Shares of the Company are proposed to be bought back at a price of Rs. 320/- (Rupees Three Hundred and Twenty only) per Equity Share.     4.2.    The Buyback Price of Rs. 320/- (Rupees Three Hundred and Twenty only) per Equity Share has been arrived at after considering various factors such as (i) the share price benchmarks on the NSE, the stock exchange where the maximum volume of trading in the Equity Shares is recorded, (ii) the net worth of the Company, and (iii) the impact on the earnings per Equity Share.     4.3.    The Buyback Price represents a premium of 23.87% over the volume weighted average market price of the Equity Shares on the NSE for the 60 trading days preceding the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback and 22.60% over the volume weighted average market price of the Equity Shares on the NSE for the 10 trading days preceding the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback. The closing market price of the Equity Shares as on the date of intimation of the Board Meeting for considering the Buyback, being July 14, 2017, was Rs. 259.85 (Rupees Two Hundred and Fifty Nine and Eighty Five Paise only) on the NSE and Rs. 259.50 (Rupees Two Hundred and Fifty Nine and Fifty Paise only) on the BSE respectively.     4.4.    The Buyback Price is higher by 220.24% of the book value per Equity Share of the Company, which as of June 30, 2017 was Rs. 99.93 (Rupees Ninety Nine and Ninety Three Paise only) per Equity Share. 4.5.    The earnings per Equity Share of the Company prior to the Buyback, for the quarter ended June 30, 2017 was Rs. 4.18/- (Rupees Four and Eighteen Paise only) per Equity Share. Assuming full acceptance under the Buyback, the earnings per Equity Share of the Company will be Rs. 4.50/- (Rupees Four and Fifty Paise only) per Equity Share post the Buyback.     4.6.    The annualized return on net worth of the Company was 17.01% for the quarter ended June 30, 2017, which will increase to 22.11% post Buyback assuming full acceptance of the Buyback.     5.    MAXIMUM AMOUNT REQUIRED UNDER THE BUYBACK AND ITS PERCENTAGE OF THE TOTAL PAID UP CAPITAL AND FREE RESERVES     5.1.    The maximum amount required for the Buyback will not exceed Rs. 1,10,00,00,00,000/- (Rupees Eleven Thousand Crores only), excluding transaction costs viz. brokerage, applicable taxes such as securities transaction tax, GST, stamp duty and expenses incurred or to be incurred for the Buyback like filing fees payable to the SEBI, advisors/legal fees, public announcement publication expenses, printing and dispatch expenses and other incidental and related expenses, etc.     5.2.    The maximum amount mentioned aforesaid is 23.15% of the aggregate of the fully paid-up equity share capital and free reserves as per the latest audited standalone balance sheet of the Company as on June 30, 2017, which is within the prescribed limit of 25%.     6.    DETAILS OF HOLDING AND TRANSACTIONS IN THE SHARES OF THE COMPANY 6.1.    The aggregate shareholding of the (i) promoter and promoter group of the Company (“Promoter and Promoter Group”) and persons in control, (ii) Directors of companies which are a part of the Promoter and Promoter Group, and (iii) Directors and Key Managerial Personnel of the Company as on the date of the Board Meeting and the Postal Ballot Notice, i.e., July 20, 2017, are as follows:     (i) Aggregate shareholding of the Promoter and Promoter Group and persons who are in control as on the date of the Board Meeting and the date of the Postal Ballot Notice, i.e., July 20, 2017:     Sl.    Name of Shareholder No. of Equity % Shareholding No.    Shares 1.    Azim H Premji 18,68,10,200 3.84 2.    Yasmeen A Premji 21,25,332 0.04 3.    Rishad Azim Premji 13,73,332 0.03 4.    Tariq Azim Premji 5,30,000 0.01 5.    Mr. Azim Hasham Premji Partner Representing Hasham 74,19,12,000 15.25 Traders 6.    Mr. Azim Hasham Premji Partner Representing Prazim 90,58,13,582 18.61 Traders 7.    Mr. Azim Hasham Premji Partner Representing Zash 90,32,39,580 18.56 Traders 8.    Hasham Investment & Trading Co. Private Limited 11,25,996 0.02 9.    Azim Premji Philanthropic Initiatives Private Limited (1) 2,01,39,910 0.41 10.    Azim Premji Trust (2) 79,81,31,282 16.40 Total    3,56,12,01,214 73.18 Note:     1.    Mr. Azim H Premji has disclaimed the beneficial ownership of Equity Shares held by Azim Premji Philanthropic Initiatives Private Limited. 2.    Mr. Azim H Premji has disclaimed the beneficial ownership of Equity Shares held by Azim Premji Trust. Lakhs Thirty One Thousand Two Hundred and Eighty Two) Equity Shares for APT (constituting 16.40% Equity Shares outstanding in the Company), against Equity Shares left to be bought back for being accepted in the manner specified in Regulation 9(7) of the Buyback Regulations.     7.5.    Furthermore, the other Promoter and Promoter Group shareholders, vide letters dated July 20, 2017, have confirmed, subject to SEBI approval,(i) their no objection to APPI and APT tendering Equity Shares against the entitlement of the other Promoter and Promoter Group shareholders in the Buyback; (ii) that in the event, APPI and APT do not tender Equity Shares in excess of their respective entitlements, the other Promoter and Promoter Group shareholders are willing to tender Equity Shares against their full entitlement in the Buyback. In such circumstances, the other Promoter and Promoter Group shareholders have also expressed their intention to tender additional Equity Shares up to the maximum number of Equity Shares to be tendered by each of them as givenin the table hereinabove, against Equity Shares left to be bought back, for being accepted in the manner specified in Regulation 9(7) of the Buyback Regulations.     7.6.    The Buyback will not result in any benefit to Promoter and Promoter Group or any Directors of the Company except to the extent of the cashconsideration received by them from the Company pursuant to their respective participation in the Buyback in their capacity as equity shareholders of the Company, and the change in their shareholding as per the response received in the Buyback, as a result of the extinguishment of Equity Shares which will lead to reduction in the Equity Share capital of the Company post Buyback.     7.7.    The details of the date and price of acquisition of the Equity Shares that the Promoter and Promoter Group intend to tender are set-out below:     (i) Azim H Premji     Date of Transaction    Nature of No. of Equity Face Issue/ Consideration Transaction Shares ValueAcquisition (Cash, other (Rs.) Price (Rs.) than cash etc.) January 22, 1998    Bonus 61,70,540(1) 2 - - June 29, 2004    Bonus 1,23,41,080 2 - - August 24, 2005    Bonus 1,85,11,620 2 - - June 17, 2010    Bonus 2,46,82,160 2 - - June 15, 2017    Bonus 6,17,05,400 2 - - Total     12,34,10,800 Note:     1. Originally allotted 12,34,108 (Twelve Lakhs Thirty Four Thousand One Hundred and Eight) Equity Shares of Rs. 10/- (Rupees Ten only) each as bonus shares and subsequently adjusted for split into shares of face value of Rs. 2/- (Rupees Two only) each as on the record date on October 14, 1999. (ii) Yasmeen A Premji     Date of Transaction    Nature of No. of Equity Face Value Issue/ Consideration Transaction Shares (Rs.) Acquisition (Cash, other Price (Rs.) than cash etc.) June 30, 1997    Gift 3,200(1) 2 - - January 22, 1998    Bonus 46,400(2) 2 - - February 24, 2000    Gift 40,000 2 - - June 29, 2004    Bonus 2,19,200 2 - - August 24, 2005    Bonus 3,28,800 2 - - June 17, 2010    Bonus 4,25,066 2 - - June 15, 2017    Bonus 10,62,666 2 - - Total     21,25,332 Note:     1. Originally received 640 (Six Hundred and Forty) Equity Shares of Rs. 10/- (Rupees Ten only) each as gift and subsequently adjusted for split into shares of face value of Rs. 2/- (Rupees Two only) each as on the record date on October 14, 1999.     2. Originally allotted 9,280 (Nine Thousand Two Hundred and Eighty) Equity Shares of Rs. 10/- (Rupees Ten only) each as bonus shares and subsequently adjusted for split into shares of face value of Rs. 2/- (Rupees Two only) each as on the record date on October 14, 1999.     (iii) Rishad Azim Premji     Date of Transaction    Nature of No. of Equity Face Issue/ Consideration Transaction Shares Value Acquisition (Cash, other (Rs.) Price (Rs.) than cash etc.) August 24, 2005    Bonus 3,08,000 2 - - June 17, 2010    Bonus 3,78,666 2 - - June 15, 2017    Bonus 6,86,666 2 - - Total     13,73,332 (iv) Tariq Azim Premji     Date of Transaction    Nature of No. of Equity Face Value Issue/ Consideration Transaction Shares (Rs.) Acquisition (Cash, other than Price (Rs.) cash etc.) June 30, 1997    Gift 26,500(1) 2 - - June 29, 2004    Bonus 53,000 2 - - August 24,2005    Bonus 79,500 2 - - June 17, 2010    Bonus 1,06,000 2 - - June 15, 2017    Bonus 2,65,000 2 - - Total     5,30,000
Note:     1. Originally received 5,300 (Five Thousand and Three Hundred) Equity Shares of Rs. 10/- (Rupees Ten
only) each as gift and subsequently adjusted for split into shares of face value of Rs. 2/- (Rupees Two only) each as on the record date on October 14, 1999.
(v) Mr. Azim Hasham Premji Partner Representing Hasham Traders
Date of Transaction Nature of    No. of Equity Face Issue/ Consideration
Transaction Shares Value Acquisition (Cash, other than
(Rs.) Price (Rs.) cash etc.)
August 24, 2005    Bonus 15,34,50,000 2 - -
June 17, 2010    Bonus 21,75,06,000 2 - -
June 15, 2017    Bonus 37,09,56,000 2 - - Total     74,19,12,000 (vi) Mr. Azim Hasham Premji Partner Representing Prazim Traders     Date of    Nature of Transaction No. of Equity Face Issue/ Consideration Transaction     Shares Value Acquisition (Cash, other (Rs.)Price (Rs.) than cash etc.) June 29, 2004    Bonus 6,39,99,500 2 - - August 24, 2005    Bonus 16,25,08,500 2 - - June 17, 2010    Bonus 21,66,78,000 2 - - March 19, 2013    Block Trade inter-se 97,20,791 2 440.05 Cash purchase from
Hasham Traders June 15, 2017    Bonus 45,29,06,791 2 - -
Total     90,58,13,582 (vii) Mr. Azim Hasham Premji Partner Representing Zash Traders
Date of    Nature of No. of Equity Face Issue/ Consideration Transaction    Transaction Shares Value Acquisition (Cash, other
(Rs.) Price (Rs.) than cash etc.) June 29, 2004    Bonus 6,36,13,400 2 - - August 24, 2005    Bonus 16,21,22,400 2 - -
June 17, 2010    Bonus 21,61,63,200 2 - - March 19, 2013 Block Trade inter-se    97,20,790 2 440.05 Cash purchase from
Hasham Traders June 15, 2017    Bonus 45,16,19,790 2 - -
Total     90,32,39,580 (viii) Hasham Investment and Trading Co. Private Limited     Date of    Nature of Transaction No. of Face Issue/ Consideration Transaction     Equity Value Acquisition (Cash, other
Shares (Rs.) Price (Rs.) than cash etc.) July 7, 2015    Shares received under 5,62,998 2 - -
court approved scheme of     amalgamation
June 15, 2017    Bonus 5,62,998 2 - - Total     11,25,996 (ix) Azim Premji Philanthropic Initiatives Private Limited
Date of Transaction    Nature of No. of Equity Face Issue/ Consideration Transaction Shares Value Acquisition (Cash, other
(Rs.) Price (Rs.) than cash etc.) June 15, 2005    Gift 15,07,122(1) 2 - -
August 24, 2005    Bonus 42,25,500 2 - - June 17, 2010    Bonus 43,37,333 2 - - June 15, 2017    Bonus 1,00,69,955 2 - - Total     2,01,39,910(2)
Note:
1. Originally received 22,80,500 (Twenty Two Lakhs Eighty Thousand and Five Hundred) Equity Shares of
Rs. 2/- (Rupees Two only) each as gift on June 15, 2005, out of which 7,73,378 (Seven Lakhs Seventy
Three Thousand Three Hundred and Seventy Eight) Equity Shares were tendered and accepted on July
7, 2016 pursuant to buyback by the Company at a price of Rs. 625/- (Rupees Six Hundred and Twenty
Five only) per Equity Share.
2. Mr. Azim H Premji has disclaimed the beneficial ownership of Equity Shares held by Azim Premji
Philanthropic Initiatives Private Limited.
(x) Azim Premji Trust
Date of Transaction Nature of    No. of Equity Face Issue/ Consideration
Transaction Shares Value Acquisition (Cash, other
(Rs.) Price (Rs.) than cash etc.)
December 7, 2010    Gift 10,35,38,641(1) 2 - -
February 22, 2013    Gift 29,55,27,000 2 - -
June 15, 2017    Bonus 39,90,65,641 2 - -
Total     79,81,31,282(2) Exhibit 99.1
Note:
1. Originally received 13,41,87,120 (Thirteen Crores Forty One Lakhs Eighty Seven Thousand One
Hundred and Twenty) Equity Shares of Rs.2/- (Rupees Two only) each as gift on December 7, 2010, out of which 3,06,48,479 (Three Crores Six Lakhs Forty Eight Thousand Four Hundred and Seventy Nine)
Equity Shares were tendered and accepted on July 7, 2016 pursuant to buyback by the Company at a price of Rs. 625/- (Rupees Six Hundred and Twenty Five only) per Equity Share.
2. Mr. Azim H Premji has disclaimed the beneficial ownership of Equity Shares held by Azim Premji Trust.
8.    Confirmations from the Company as per the provisions of the Buyback Regulations and Companies Act
(i) The Company shall not issue any Equity Shares or other specified securities (including by way of bonus) from the date of resolution passed by the shareholders approving the proposed Buyback till
(ii) Aggregate shareholding of the Directors of companies which are a part of the Promoter a

(ii) The Company shall not raise further capital for a period of one year from the closure of the Buyback offer, except in discharge of subsisting obligations; (iii) The Company shall not withdraw the Buyback after the draft letter of offer is filed with SEBI or the Public Announcement of the Buyback offer is made; 8. (iv) The Company shall not buyback locked-in shares and non-transferable shares or other specified securities till the pendency of the lock-in or till the shares or other specified securities become transferable; (v) The Company shall transfer from its free reserves a sum equal to the nominal value of the Equity Shares purchased through the Buyback to the Capital Redemption Reserve account and the details of such transfer shall be disclosed in its subsequent audited balance sheet; (vi) The Company confirms that there are no defaults subsisting in repayment of deposits, redemption of debentures or interest thereon or redemption of preference shares or payment of dividend due to any shareholder, or repayment of any term loans or interest payable thereon to any financial institution or banking company; (vii) The Company shall not buyback its Equity Shares from any person through a negotiated deal whether on or off the Stock Exchanges or through spot transactions or through any private arrangement in the implementation of the Buyback; (viii) The Company has been in compliance with Sections 92, 123, 127 and 129 of the Companies Act; and (ix) The ratio of the aggregate of secured and unsecured debts owed by the Company shall not be the more than twice the paid-up Equity Share capital and free reserves after the Buyback. 9. The Board has confirmed that it has made a full enquiry into the affairs and prospects of the of Company and has formed the opinion that: (i) immediately following the date on which the result of shareholders’ resolution was declared (“Postal Ballot Resolution”) or the Board Meeting convened on July 20, 2017, approving the Buyback, there will be no grounds on which the Company could be found unable to pay its debts; the (ii) as regards its prospects for the year immediately following the date of the Postal Ballot Resolution the or Board meeting (i.e., July 20, 2017) that, having regard to the Board’s intention with respect to the management of Company’s business during that year and to the amount and character of the For financial resources which will in the Board’s view be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Postal Ballot Resolution or the Board meeting (i.e., July 20, 2017); and (iii) in forming an opinion for the above purposes, the Board has taken into account the liabilities as if the Company was being wound up under the provisions of the Companies Act (including prospective and contingent liabilities). 10. INFORMATION FOR ADS HOLDERS (i) Equity Share Withdrawal Holders of ADSs will not be eligible to tender ADSs in the Buyback. In order for such holders to at participate in the Buyback, they must become holders of Equity Shares as of the Record Date. They, therefore, need to (i) establish an account with a bank, broker or other nominee in India sufficiently in advance of the Record Date to receive the withdrawn Equity Shares in electronic dematerialized form (a “Brokerage Account”) prior to the Record Date, (ii) submit the desired number of ADSs to JPMorgan Chase Bank N.A., as the ADR depositary (the “Depositary”) for cancellation and withdraw the underlying Equity Shares no later than 12.00 noon New York City time on September 11, 2017 (“Equity Share Withdrawal”) and (iii) after receiving the Equity Shares in the Brokerage Account, tender into the Buyback any or all such withdrawn Equity Shares when the offering period for the Buyback commences. A registered holder of ADSs may surrender such ADSs to the Depositary for cancellation along with requisite fees and a written order directing the Depositary to cause the Equity Shares represented by the ADSs to be withdrawn and delivered to, or upon the written order of, any person designated in such order 12. (the “Withdrawal Order”). Persons holding their ADSs through a bank, broker or other nominee must 12. request such bank, broker or other nominee to surrender the ADSs to be cancelled, pay the requisite fees to the Depositary and provide the Depositary with the Withdrawal Order. The Depositary will charge such holder a fee of U.S. $0.05 for each ADS surrendered for cancellation 12. and may have other requirements before it permits withdrawal of Equity Shares. These fees are payable whether or not the withdrawn Equity Shares are accepted for tender in the Buyback. Each holder of ADSs that wishes to effect an Equity Share Withdrawal will be responsible for setting up its Brokerage Account, 12. including providing any necessary documentation and know your customer documentation, and may incur customary fees, charges and expenses in connection therewith. The Depositary will not assist ADS holders or other persons in establishing Brokerage Accounts in India. 12. You must be a holder of Equity Shares as of the Record Date to participate in the Buyback. Equity Shares trade on the NSE and the BSE and cannot be traded on the U.S. exchange, i.e., the NYSE. Due to uncertainties in India law and the terms of the deposit agreement, upon withdrawal of the Equity Shares underlying the ADSs, an equity holder currently cannot re-deposit the Equity Shares into the 12. ADR program to receive ADSs. There is no guarantee that any ADS holder that submits its ADSs for cancellation and withdrawal of the underlying Equity Shares will be able to tender successfully into the Buyback any or all of such Equity Shares. Equity Shares that are not accepted in the Buyback will remain outstanding, and the rights and obligations of any holder of such Equity Shares will not be affected. (ii) Buyback Price and Foreign Exchange Considerations The Buyback Price is a 3.49% discount to the volume weighted average price of an ADS on the NYSE for the 60 trading days preceding the date of the notice to the Indian Stock Exchanges of the Board meeting 12. to consider the proposal of the Buyback; i.e., July 14, 2017. The Buyback Price is a 5.16% discount to the volume weighted average market price of an ADS on the NYSE for 10 trading days preceding July 14, 2017. The Buyback Price will be paid in Indian rupees. These amounts are based on the exchange rate of Rs. 64.38 (Rupees Sixty Four and Thirty Eight Paise Only) per USD as published by the Federal Reserve Board of Governors on July 14, 2017. Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Buyback. Shareholders are urged to obtain current exchange rate information before making any decision with respect to the Buyback. (iii) Tax and Regulatory Considerations Participation in the Buyback may trigger additional Indian capital gains taxation and other substantial burdens that would not be applicable to sales of ADSs on the NYSE. ADS holders are advised to consult their own legal, financial and tax advisors prior to participating in the Buyback and requesting that the Depositary effect an Equity Share Withdrawal, including advice related to any related regulatory approvals and U.S., Indian and other tax considerations. In addition, prior to submitting any ADSs for 12. withdrawal, ADS holders are advised to confirm that they have a Brokerage Account in India that can take delivery of the Equity Shares. Special notice to security holders in the United States The Buyback is being made for securities of an Indian company and is subject to the laws of India. It is 12. important for U.S. securities holders to be aware that the Buyback is subject to tender offer laws and regulations in India that are different from those in the U.S. and documents related to the Buyback will be prepared in accordance with Indian format and style, which differs from customary U.S. format and style. Certain U.S. federal securities laws apply to the Buyback as there are U.S. holders of Equity Shares and ADSs. The Buyback is being treated in the U.S. as one to which the “Tier I” exemption set forth in Rule 13e-4(h)(8) under the Securities Exchange Act of 1934, as amended, is applicable. 11. The text of the Report dated July 20, 2017 of Deloitte Haskins and Sells LLP, the Statutory Auditors of the 12. Company, addressed to the Board is reproduced below: 20 July 2017 12. To, The Board of Directors Wipro Limited Doddakannelli, Sarjapur Road, 12. Bangalore - 560035 Dear Sirs/Madam, Subject: Statutory Auditor’s report in respect of proposed buyback of equity shares by Wipro Limited (‘the Company’) in terms of the clause (xi) of Part A of Schedule II of Securities and Exchange Board of India (Buy 13. Back of Securities) Regulations, 1998 (as amended). 13. 1. This Report is issued in accordance with the terms of our engagement letter dated July 19, 2017. The Board of Directors of Wipro Limited (“the Company”) have approved a proposal for buy-back of Equity Shares by the Company at its meeting held on July 20, 2017 in pursuance of the provisions of Section 68, 69 and 70 of the Companies Act, 2013 (“the Act”) and the SEBI Buyback Regulations. 13. 2. The accompanying Statement of permissible capital payment (including premium) (“Annexure A”) as at June 30, 2017 (hereinafter referred together as the “Statement”) is prepared by the Management of the Company, which we have initialed for identification purposes only. 13. Management’s Responsibility for the Statement 3. The preparation of the Statement in accordance with Section 68(2)(c) of the Companies Act, 2013 and the compliance with the SEBI Buyback Regulations, is the responsibility of the Management of the Company, including the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances. Auditors Responsibility 4. Pursuant to the requirements of the SEBI Buyback Regulations, it is our responsibility to provide a reasonable assurance: (i) whether we have inquired into the state of affairs of the Company in relation to the audited standalone financial statements as at and for the three months ended June 30, 2017. 13. (ii) if the amount of permissible capital payment as stated in Annexure A, has been properly determined considering the audited standalone financial statements in accordance with Section 68(2) of the Companies Act, 2013; and 13. (iii) if the Board of Directors of the Company, in their meeting held on July 20, 2017 have formed the opinion as specified in Clause (x) of Part A of Schedule II to the Buy-Back Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs be rendered insolvent within a period of one year from that date. 13. 5. The standalone financial statements referred to in paragraph 4 above, have been audited by us, on which we issued an unmodified audit opinion vide our report dated July 20, 2017. We conducted our audit of the standalone financial statements in accordance with the Standards on Auditing and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India (“the ICAI”). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. 6. We conducted our examination of the Statement in accordance with the Guidance note on Audit Reports and Certificates for Special Purposes issued by the ICAI (“Guidance Note”). The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI. 7. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services engagements. Opinion 8. Based on enquiries conducted and our examination as above, we report that: (i) We have enquired into the state of affairs of the Company in relation to its audited standalone financial statements as at and for the period ended June 30, 2017 which has been approved by the Board of Directors of the Company on July 20, 2017. (ii) The amount of permissible capital payment (including premium) towards the proposed buy back of equity shares as computed in the Statement attached herewith, is properly determined in our view in accordance with Section 68 (2)(c) of the Act. The amounts of share capital and free reserves have been extracted from the audited standalone financial statements of the Company as at and for the period ended June 30, 2017. (iii) The Board of Directors of the Company, in their meeting held on July 20, 2017 have formed their opinion as specified in clause (x) of Part A of Schedule II to the SEBI Buyback Regulations, on reasonable grounds and that the Company, having regard to its state of affairs will not be rendered insolvent within a period of one year from the date of passing the Board meeting resolution dated July 20, 2017. Restriction on Use This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Companies Act, 2013 and the SEBI Buyback Regulations, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for special resolution, public announcement, draft letter of offer, letter of offer and other documents pertaining to buy-back to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, public shareholders and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) for providing to the Managers, each for the purpose of extinguishment of equity shares and may not be suitable for any other purpose. For Deloitte Haskins & Sells LLP Chartered Accountants (Firm Registration No. 117366W/W-100018) Vikas Bagaria Partner Membership No. 60408 Annexure A - Statement of permissible capital payment Wipro Limited Computation of amount of permissible capital payment towards buy back of equity shares in accordance with section 68(2)(c) of the Companies Act, 2013 (“the Act”) based on audited standalone financial statements as at and for the period ended June 30, 2017: Particulars Amount (In Rs. Lakhs) Paid-up Equity Share Capital as at (A) 97,323 Free Reserves as at June 30, 2017 - Retained earnings 4,636,769 - Share Premium Account 16,548 Total Free Reserves (B) 4,653,317 Total (A + B) 4,750,640 Maximum amount permissible for the buyback i.e. 25% of total paid-up 1,187,660 equity capital and free reserves 12. RECORD DATE AND SHAREHOLDER’S ENTITLEMENT 12.1. The Company has fixed September 15, 2017 as the record date (the “Record Date”) for the purpose of determining the entitlement and the names of the equity shareholders who are eligible to participate in the Buyback. 12.2. The Equity Shares to be bought back as part of the Buyback are divided into two categories: (i) Reserved category for small shareholders; and (ii) General category for all other shareholders. 12.3. As defined in Regulation 2(1)(la) of the Buyback Regulations, a “small shareholder” is a shareholder who holds equity shares having market value, on the basis of closing price on Stock Exchanges having highest trading volume as on Record Date, of not more than Rs. 2,00,000/- (Rupees Two Lakhs only). 12.4. In accordance with Regulation 6 of the Buyback Regulations, 15% of the number of Equity Shares which the Company proposes to buyback or such number of Equity Shares entitled as per the shareholding of small shareholders as on the Record Date, whichever is higher, shall be reserved for the small shareholders as part of this Buyback. 12.5. On the basis of the shareholding on the Record Date, the Company will determine the entitlement of each shareholder, including small shareholders, to tender their Equity Shares in the Buyback. This entitlement for each shareholder will be calculated based on the number of Equity Shares held by the respective shareholder on the Record Date and the ratio of the Buyback applicable in the category to which such shareholder belongs. The final number of shares the Company will purchase from each Eligible Shareholder will be based on the total number of shares tendered. Accordingly, the Company may not purchase all of the shares tendered by an Eligible Shareholder. 12.6. In order to ensure that the same shareholders with multiple demat accounts/folios do not receive a higher entitlement under the small shareholder category, the Company proposes to club together the Equity Shares held by such shareholders with a common PAN for determining the category (small shareholder or general) and entitlement under the Buyback. In case of joint shareholding, the Company will club together the Equity Shares held in cases where the sequence of the PANs of the joint shareholders is identical. In case of physical shareholders, where the sequence of PANs is identical and where the PANs of all joint shareholders are not available, the Company will check the sequence of the names of the joint holders and club together the Equity Shares held in such cases where the sequence of the PANs and name of joint shareholders are identical. The shareholding of institutional investors like mutual funds, pension funds/ trusts, insurance companies etc., with common PAN will not be clubbed together for determining the category and will be considered separately, where these Equity Shares are held for different schemes and have a different demat account nomenclature based on information prepared by the registrar and transfer agent (the “Registrar”) as per the shareholder records received from the depositories. 12.7. After accepting the Equity Shares tendered on the basis of entitlement, the Equity Shares left to be bought back, if any, in one category shall first be accepted, in proportion to the Equity Shares tendered over and above their entitlement in the offer by shareholders in that category, and thereafter from shareholders who have tendered over and above their entitlement in other category. 12.8. The participation of Eligible Shareholders in the Buyback is voluntary. Eligible Shareholders can choose to participate and get cash in lieu of shares to be accepted under the Buyback or they may choose not to participate. Eligible Shareholders may also accept a part of their entitlement. Eligible Shareholders also have the option of tendering additional shares (over and above their entitlement) and participate in the shortfall created due to non-participation of some other Eligible Shareholders, if any. If the Buyback entitlement for any shareholder is not a round number, then the fractional entitlement shall be ignored for computation of entitlement to tender Equity Shares in the Buyback. 12.9. The maximum tender under the Buyback by any Eligible Shareholder cannot exceed the number of Equity Shares held by the Eligible Shareholder as on the Record Date. 12.10. The Equity Shares tendered as per the entitlement by the Eligible Shareholder as well as additional Equity Shares tendered, if any, will be accepted as per the procedure laid down in the Buyback Regulations. Eligible Shareholder will receive a letter of offer along with a tender/offer form indicating the entitlement of the Eligible Shareholder for participating in the Buyback. 12.11. Detailed instructions for participation in the Buyback (tender of Equity Shares in the Buyback) as well as the relevant time table will also be included in the letter of offer to be sent in due course to the Eligible Shareholders. 13. PROCESS AND METHODOLOGY FOR BUYBACK 13.1. The Buyback is open to all Eligible Shareholders (including holders of ADSs who submit the desired number of ADSs to the Depositary for cancellation and withdraw the underlying Equity Shares from the ADR program no later than 12:00 noon New York City time on September 11, 2017) and beneficial owners of the Company, holding Equity Shares either in physical and/or electronic form on the Record Date. 13.2. The Buyback shall be implemented using the “Mechanism for acquisition of shares through Stock Exchange” notified vide the SEBI Circulars and following the procedure prescribed in the Companies Act and the Buyback Regulations, and as may be determined by the Board and on such terms and conditions as may be permitted by law from time to time. 13.3. For implementation of the Buyback, the Company has appointed JM Financial Services Limited as the registered broker to the Company (the “Company’s Broker”) to facilitate the process of tendering of Equity Shares through the stock exchange mechanism for the Buyback through whom the purchases and settlements on account of the Buyback would be made by the Company. The contact details of the Company’s Broker are as follows: JM Financial Services Limited, 5th Floor, Cnergy, Appasaheb Marathe Marg, Prabhadevi, Mumbai - 400 025, India. Tel: +91 22 6704 3000; Fax: +91 22 6761 7222 Contact Person: Mr. Kinnar Darji; Tel.: +91 22 6704 3503 Email: kinnar.darji@jmfl.com; Website: www.jmfinancialservices.in SEBI Registration Number: INB-INF011054831 (BSE); INB/INE/INF231054835 (NSE) Corporate Identification Number: U67120MH1998LC115415 13.4. The Company will request both BSE and NSE to provide a separate acquisition window (“Acquisition Window”) to facilitate placing of sell orders by Eligible Shareholders who wish to tender Equity Shares in the Buyback. 13.5. During the tendering period, the order for selling the Equity Shares will be placed in the Acquisition Window by Eligible Shareholders through their respective stock brokers (“Stock Brokers”) during normal trading hours of the secondary market. The Stock Brokers can enter orders for demat shares as well as physical shares. 13.6. Procedure to be followed by Eligible Shareholders holding Equity Shares in the dematerialised form: (i) Eligible Shareholders who desire to tender their Equity Shares in electronic form under Buyback would have to do so through their respective Stock Broker by indicating to their broker the details of Equity Shares they intend to tender under the Buyback. (ii) The Stock Broker would be required to place an order/bid on behalf of the Eligible Shareholders who wish to tender Equity Shares in the Buyback using the Acquisition Window of the Stock Exchanges. Before placing the bid, the Eligible Shareholder would be required to transfer the tendered Equity Shares to the special account of the Indian Clearing Corporation Limited or the National Securities Clearing Corporation, as applicable (the “Clearing Corporation”), by using the early pay in mechanism as prescribed by the Stock Exchanges or the Clearing Corporation prior to placing the (iii) The details of the Special Account of the Clearing Corporation shall be informed in the issue opening circular that will be issued by the Stock Exchanges/Clearing Corporation. (iv) For custodian participant orders for demat Equity Shares early pay-in is mandatory prior confirmation of the order/bid by the custodian. The custodian shall either confirm or reject the orders not later than the closing of trading hours on the last day of the tendering period. Thereafter, unconfirmed orders shall be deemed to be rejected. For all confirmed custodian participant orders, order modification shall revoke the custodian confirmation and the revised order shall be sent to custodian again for confirmation. (v) Upon placing the bid, the Stock Broker shall provide a Transaction Registration Slip (“TRS”) generated by the exchange bidding system to the Eligible Shareholder. The TRS will contain details of the order submitted like bid ID number, application number, DP ID, client ID, number Equity Shares tendered etc. 13.7. Procedure to be followed by Eligible Shareholders holding Equity Shares in the physical form: (i) Eligible Shareholders who are holding physical Equity Shares and intend to participate in Buyback will be required to approach the Stock Broker along with the complete set of documents for verification procedures to be carried out including the (i) original share certificate(s), (ii) share transfer form(s) duly filled and signed by the transferors (i.e., by all registered shareholders same order and as per the specimen signatures registered with the Company) and duly witnessed at the appropriate place authorizing the transfer in favor of the Company, (iii) self-attested of the shareholder’s PAN Card, and (iv) any other relevant documents such as power of attorney, corporate authorization (including board resolution/specimen signature), notarized copy of certificate and succession certificate or probated will, if the original shareholder has deceased, as applicable. In addition, if the address of an Eligible Shareholder has undergone a change from address registered in the Register of Members of the Company, the shareholder would be required to submit a self-attested copy of address proof consisting of any one of the following documents: valid Aadhar Card, Voter Identity Card or Passport. (ii) Based on these documents, the Stock Broker shall place the bid on behalf of the Eligible Shareholder holding Equity Shares in physical form who wishes to tender Equity Shares in the Buyback using Acquisition Window of the Stock Exchanges. Upon placing the bid, the Stock Broker shall provide a TRS generated by the Stock Exchanges’ bidding system to the Eligible Shareholder. The TRS contain the details of the order submitted like folio number, certificate number, distinctive number, number of Equity Shares tendered, etc. (iii) The Stock Broker/Eligible Shareholder has to deliver the original share certificate(s) and documents (as mentioned above) along with the TRS either by registered post or courier or hand delivery to Registrar (at the address mentioned at paragraph 15 below or the collection centres of the Registrar details of which will be included in the letter of offer) within 2 (two) days of bidding by the Broker. The envelope should be super scribed as “Wipro Buyback Offer 2017”. One copy of TRS will be retained by the Registrar and it will provide acknowledgement of the same to the Broker/Eligible Shareholder. (iv) Eligible Shareholder holding physical Equity Shares should note that physical Equity Shares not be accepted unless the complete set of documents are submitted. Acceptance of the physical Equity Shares for the Buyback shall be subject to verification as per the Buyback Regulations and any further directions issued in this regard. The Registrar will verify such bids based on documents submitted on a daily basis and till such time the Stock Exchanges shall display bids as ‘unconfirmed physical bids’. Once the Registrar confirms the bids, they will be treated ‘confirmed bids’. 13.8. Modification/cancellation of orders will be allowed during the tendering period of the Buyback. 13.9. The cumulative quantity of Equity Shares tendered under the Buyback shall be made available on website of the NSE (www.nseindia.com) and BSE (www.bseindia.com) throughout the trading session and will be updated at specific intervals during the tendering period. 13.10. METHOD OF SETTLEMENT Upon finalization of the basis of acceptance as per the Buyback Regulations: (i) The settlement of trades shall be carried out in the manner similar to settlement of trades in secondary market. (ii) The Company will pay the consideration to the Company’s Broker who will transfer the pertaining to the Buyback to the Clearing Corporation’s bank accounts as per the prescribed schedule. For Equity Shares accepted under the Buyback, the Clearing Corporation will make funds payout to respective Eligible Shareholders. If the Eligible Shareholders’ bank account details are not available or if the funds transfer instruction is rejected by RBI/Bank, due to any reason, such funds will be transferred to the concerned Stock Brokers settlement bank account for onward transfer to such Eligible Shareholders. (iii) The Equity Shares bought back in demat form would be transferred directly to the demat account of the Company opened for the Buyback (“Company Demat Account”) provided it is indicated the Company’s Broker or it will be transferred by the Company’s Broker to the Company Demat Account on receipt of the Equity Shares from the clearing and settlement mechanism of the Exchanges. (iv) The Eligible Shareholders will have to ensure that they keep the depository participant (“DP”) account active and unblocked to receive credit in case of return of Equity Shares, due to rejection or due to non–acceptance of shares under the Buyback. (v) Excess demat Equity Shares or unaccepted demat Equity Shares, if any, tendered by the Eligible Shareholders would be returned to them by the Clearing Corporation. Any excess physical Equity Shares pursuant to proportionate acceptance/rejection will be returned back to the Eligible Shareholders directly by the Registrar. The Company is authorized to split the share certificate and issue new consolidated share certificate for the unaccepted Equity Shares, in case the Shares accepted by the Company are less than the Equity Shares tendered in the Buyback Equity Shareholders holding Equity Shares in the physical form. (vi) The Company’s Broker would also issue a contract note to the Company for the Equity Shares accepted under the Buyback. If the Eligible Shareholders bank account details are not available or the fund transfer instruction is rejected by the Reserve Bank of India or any other bank, due to reasons, the amount payable to the Eligible Shareholders will be transferred to the Stock Broker onward transfer to the Eligible Shareholder. (vii) Eligible Shareholders who intend to participate in the Buyback should consult their respective Stock Broker for details of any cost, applicable taxes, charges and expenses (including brokerage) etc., that may be levied by the Stock Broker upon the selling shareholders for tendering Shares in the Buyback (secondary market transaction). The Buyback consideration received by Eligible Shareholders in respect of accepted Equity Shares could be net of such costs, applicable taxes, charges and expenses (including brokerage) and the Company accepts no responsibility bear or pay such additional cost, charges and expenses (including brokerage) incurred solely the Eligible Shareholders. 13.11. The Equity Shares lying to the credit of the Company Demat Account and the Equity Shares bought and accepted in physical form will be extinguished in the manner and following the procedure prescribed in the Buyback Regulations. 14. COMPLIANCE OFFICER Investors may contact the Company Secretary for any clarifications or to address their grievances, if any, during office hours i.e., from 10.00 a.m. to 5.00 p.m. on all working days except Saturday, Sunday and public holidays, at the following address: Mr. M Sanaulla Khan Company Secretary, Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560 035, India. Tel: +91 80 2844 0011 (ext: 226185); Fax: +91 80 2844 0054 Email: sanaulla.khan@wipro.com; Website: www.wipro.com 15. REGISTRAR TO THE BUYBACK/INVESTOR SERVICE CENTRE In case of any queries, shareholders may also contact the Registrar to the Buyba